2Q08 Corresponding View- LIS2 Article

Pershing Affiliate Lockwood Capital Management Introduces Income Guarantee on Retirement Assets

Pershing is pleased to announce an industry first with the launch of Lockwood Investment Strategies Longevity Income Solutions (LIS2). This groundbreaking financial solution wraps a lifetime income guarantee from the PHL Variable Insurance Company, a subsidiary of The Phoenix Companies, Inc. (Phoenix), around an investor’s managed account assets. The registration statement of the income guarantee offered by Phoenix became effective March 12, 2008, by the U.S. Securities and Exchange Commission (SEC). This first-of-its-kind financial solution is the latest offering in Pershing Managed Account Solutions and is available through Pershing’s affiliate, Lockwood Capital Management, Inc.

LIS2 portfolios are designed for suitable investors seeking a simplified investment solution with a level of control over assets, a guaranteed stream of income, and protection against longevity risk. The investments in the LIS2 account are used as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes. The income guarantee is available only for managed accounts that are invested in one of Lockwood Capital Management’s three LIS2 asset allocation models. When a client account is opened, the assets are invested in accordance with the model portfolio selected.

In order to offer this solution, Lockwood Capital Management partnered with Phoenix, which is the first insurer to offer an income guarantee on top of a managed account. The lifetime income guarantee issued by Phoenix is both a security registered with the SEC, as well as a form of annuity regulated by the various states’ insurance regulators.

According to Jim Seuffert, Chief Executive Officer of Pershing Managed Account Solutions, a real need exists in the marketplace for this type of product. “The baby boomers are the first generation in modern history solely responsible for managing their own retirement plans,” said Seuffert. “The baby boomers want a guarantee like their parents’ defined benefit plans provided.”

When your client invests in a Lockwood Capital Management LIS2 asset allocation model and adds Phoenix’s Guaranteed Income Edgesm (Income Edgesm), Phoenix will guarantee predictable lifetime income payments regardless of the actual performance, even if the assets are depleted, subject to certain limits. In contrast to traditional annuity products, your firm’s clients are able to retain ownership of the assets and will have access to the guaranteed income stream at age 65 or older.

The annual income stream available under the guarantee is generally equal to five percent of the initial LIS2 account value. As the assets grow, your clients can elect to lock in a higher annual benefit based on the increased account value. Phoenix will guarantee predictable lifetime income payments regardless of the actual performance, even if the assets are depleted, subject to certain limits. The product offers financial flexibility for customers by allowing them to retain ownership over their assets, which remain invested with their selected investment program managed by Lockwood Capital Management, and in the asset allocation model that they deem is most appropriate for their financial needs.

“Perhaps the greatest experiment in the history of the U.S. financial markets is about to enter the final stages,” said Seuffert. “Can Americans manage their own retirement plans? We believe that LIS2 may go a long way in helping to answer this question.”

Pershing Managed Account Solutions will engage in a phased approach with a rollout of this product to a limited number of customers, followed shortly by a complete rollout later in 2008. For more information, please contact your Relationship Manager.

The Income Edgesm income guarantee is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate. Investors should carefully consider investment objectives, charges, expenses, withdrawal restrictions, and risks before investing. The prospectus contains this and other important information. Investors should read the prospectus carefully before investing.

The income guarantee is available for a separate fee in addition to the fees associated with the underlying LCM account. Guarantees are based upon the claims-paying ability of the issuing company.

The income guarantee (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, Connecticut), and distributed by Phoenix Equity Planning Corporation (Hartford, Connecticut), members of The Phoenix Companies, Inc. PHL Variable Insurance Company is not licensed to conduct business in New York and Maine.

The Phoenix Companies, Inc. and Lockwood Capital Management, Inc. are independent of each other.

PHL Variable Insurance Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for offering of the income guarantee. Before investing, investors should read the prospectus in that registration statement and other documents Phoenix has filed with the SEC for more complete information about Phoenix and this offering. The prospectus and other documents may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SEC File No. 333-137802